Exhibit 2

                           First Priority Group, Inc.
                                  News Release

FOR IMMEDIATE RELEASE

COMPANY CONTACT: Barry Siegel
                 Chairman and CEO
                 (516) 694-1010 Ext. 251



          FIRST PRIORITY GROUP ANNOUNCES ADOPTION OF SHAREHOLDER RIGHTS
                    PLAN AND AMENDMENTS TO COMPANY'S BY-LAWS

PLAINVEIW,  NY,  DECEMBER 28, 1998 -- First Priority Group,  Inc.  (NASDAQ SMALL
CAP: FPGP) announced today that its Board of Directors approved a Shareholder Rights Plan and declared a dividend distribution of one Stock Purchase Right on each outstanding share of the Company's Common Stock. First Priority also announced today the implementation of a classified board of directors and certain other amendments to its By-laws relating to matters governing Shareholder meetings.

The Rights Plan is designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of the Company without addressing the legitimate interests of the Company and its shareholders.

The Plan is not designed or intended to prevent an acquisition of First Priority on terms that are favorable and fair to all shareholders, unless at the time the interests of the Company and its shareholders would be better served by remaining independent. In that regard, the Company is continuing its discussions with American Information Company, Inc. (d/b/a Consumers Car Club) on pursuing their agreement in principle with the Company to create a joint Internet provider of comprehensive vehicle-related services to individual consumers and businesses of all sizes.

The Classified Board is also designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company by restricting the ability of a hostile acquiror from effecting a rapid takeover of the Board. In addition, the Classified Board insures that at all times at least a majority of the board has a minimum of one year's experience and familiarity with the Company. The other By-law amendments are intended to continue to provide Shareholders with an opportunity to submit proposals for consideration at Shareholders' meetings while promoting stability, enhanced public disclosure and an appropriate period of time to permit all the Shareholders to consider shareholder proposals.

Under the Rights Plan, the Rights will be exercisable if a person or group that previously owns more than 20% of the Company's Common Stock acquires an additional 1% of the Company's shares, or if a person or group holding less than 20% of the Company's Common Stock acquires shares resulting in the ownership of more than 20% of the Company's Common Stock. Once the Rights become exercisable, each Right will entitle shareholders (other than such acquiring person or members of such acquiring group) to purchase a number of shares of Common Stock having a market value equal to twice the exercise price of $27.50 In addition, if a tender offer for 20% or more of the Company's Common Stock has been announced but has not been consummated, the Rights will become exercisable ten days after the announcement (unless the Company's Board takes action delaying such exercisability) for the purchase at the exercise price of one one-thousanth of a share of the Company's Preferred Stock.

If the Company is acquired in a merger or other business combination transaction, each holder of a Right will be entitled to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value equal to twice such exercise price.

Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

The Rights Plan does not affect the acquisition or ownership of stock by the Company, any subsidiary or any employee benefits plan of the Company.

The dividend distribution will be made on December 28, 1998, payable to shareholders of record on that date, and will also attach to shares of Common Stock issued by the Company after that date. Until the Rights become exercisable, the Rights will trade with the Common Stock and will not be evidenced by separate certificates. Upon the Rights becoming exercisable, the Rights will trade separately from the Common Stock and as soon as practicable thereafter, separate certificates evidencing the Rights will be mailed to the holders of record of the Common Stock as of the close of business on the date such event occurs and, thereafter, the separate Rights certificates alone will represent the Rights. The Rights distribution is not taxable to shareholders. The Rights will expire on December 28, 2008.

In addition to adopting the Shareholder Rights Plan, the Board amended the Company Bylaws to create three classes of Directors, with the first class of two directors serving until the 2001 Annual Meeting, the second class of the directors (with one current vacancy) serving until the 2000 Annual Meeting and the third class of one director serving until the 1999 Annual Meeting.

The By-laws were also amended to encourage enhanced and timely public disclosure of agenda items Shareholders wish to raise at annual meetings. To that end, among other things, the provision providing for special meetings to be called by shareholders was eliminated and matters to be raised by shareholders at an annual meeting, including the election of directors, must now be submitted within designated periods of time prior to the meeting.

Barry Siegel, Chairman and Chief Executive Officer of the Company, commented, "After long deliberation the Company adopted these provisions to bring the Company more closely in line with many other publicly traded companies and, accordingly, to protect and maximize shareholder value while permitting management to remain focused on the Company's business plan, which at the moment, includes pursuing a strategic alliance with American Information Company."

First Priority Group, Inc., a New York corporation, is primarily engaged in automotive fleet management and administration of automotive repairs for businesses, insurance companies and members of affinity groups. The services offered by First Priority consist of vehicle maintenance and repair management, including collision and general repair programs, appraisal services subrogation services, vehicle salvage and vehicle rentals; and the administration of automotive collision repair referral services for self insured fleets, insurance companies and affinity group members.


                                       ###